

Mounir Ajam

Adding more tailored methods to the Uruk Platform | Soon, starting a Crowd...

4d •

Effective today, we started our preparation for #fundraising #campaign, a community round with Wefunder. This will be the second time we raise funds for the #urukplatform with the help of WeFunder.

We will start the campaign with our network, which would launch around April 20, tentatively. Next, the campaign will open to the public in early May.

Why should you invest in Uruk?

We will share in the coming days and weeks, stay tuned!

Uruk Project Management (SUKAD)

#projectmanagementsoftware #projectsuccess #proj
#projectmanagementsolutions #uruk #crowdfunding #investing in #startups

Nada Chaban and 9 others 1 share

Like Comment Share Send

626 views of your post in the feed